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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2019** (MM/DD/YY) AND ENDING **MARCH 31, 2020** (MM/DD/YY)

SAN BLAS SEUCURITIES, LLC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3424 PEACHTREE RD. NE, SUITE 2200
(No. and Street)

ATLANTA	**GEORGIA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PADILLA **404-334-0341**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DANIEL PADILLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or SAN BLAS SECURITIES, LLC, as of MARCH 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENADA SPARKS
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 18, 2023
GWINNETT COUNTY, GEORGIA

Public Notary

Signature

CEO
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

San Blas Securities, LLC

Audited Finanical Statements

For the Fiscal Year Ended

March 31, 2020

San Blas Securities, LLC
Statement of Financial Condition
For the Fiscal Year Ended
March 31, 2020

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of San Blas Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of San Blas Securities LLC as of March 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of San Blas Securities LLC as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of San Blas Securities LLC's management. Our responsibility is to express an opinion on San Blas Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to San Blas Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 10, 11 & 12) have been subjected to audit procedures performed in conjunction with the audit of San Blas Securities LLC's financial statements. The supplemental information is the responsibility of San Blas Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as San Blas Securities LLC's auditor since 2019.

Maitland, Florida

July 15, 2020

San Blas Securities, LLC
Statement of Financial Condition
For the Fiscal Year Ended
March 31, 2020

ASSETS		
Current Assets		
Cash Accounts	$	111,014
Securities Owned, Market Value		801,055
Deposits With Clearing Firm		209,975
Commissions Receivable		100,499
Loans Receivable		85,000
Other Receivable		500
Total Assets	**$**	**1,308,043**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable		26,275
Credit Cards		11,726
Commissions Payable		87,906
Payable to Clearing Broker		207,198
Total Liabilities		333,105
Member's Equity		974,938
TOTAL LIABILITIES AND EQUITY	**$**	**1,308,043**

The accompanying notes are an integral part of these financial statements

San Blas Securities, LLC
Statement of Operations
For the year ended
March 31, 2020

Income		
Interest/Dividend Income	$	196
Investment Banking		120,628
Commission Income		313,900
Trading Profit		15,867
Unrealized/Realized Gain/Loss (Investment Accts)		(5,938)
Total Income	**$**	**444,653**
Expenses		
Advertising & Marketing		2,542
Bank Service Charges		1,605
Business Licenses and Permits		1,678
Clearing & Exchange Fees		29,606
Compensation and Benefits		284,406
Contractors		184,827
Dues and Subscriptions		2,532
Insurance Expense		691
Interest Expense		331
Occupancy		20,239
Office Expense		5,424
Payroll Processing Fees		4,368
Professional Services		27,315
Regulatory/Registration		71,089
Technology and Communications		55,033
Travel and Entertainment		26,254
Total Expenses		**717,940**
Net Operating Income (Loss)		**(273,287)**
Net Income (Loss)		**(273,287)**

The accompanying notes are an integral part of these financial statements

San Blas Securities, LLC
Statement of Changes In Member's Equity
For the year ended
March 31, 2020

Balances March 31, 2019	$	149,725
Members Contributions		1,098,500
Net Income(Loss)		(273,287)
Balances March 31, 2020	$	974,938

The accompanying notes are an integral part of these financial statements

San Blas Securities, LLC
Statement of Cash Flows
For the year ended
March 31, 2020

Cash flows from operating activities:	
Net Income	$ (273,287)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
(Increase) decrease in:	
Marketable securities	
Increase (decrease) in:	(953,040)
Accounts payable and accrued liabilities	328,699
Accounts receivable and other assets	(85,000)
Due to related party	(4,857)
Net cash used in operating activities	(987,485)
Cash flows from financing activities:	
Member contributions	1,098,500
Net cash provided by financing activities	1,098,500
Net decrease in cash and cash equivalents	111,015
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 111,015

The accompanying notes are an integral part of these financial statements

San Blas Securities, LLC
Notes to the Finanical Statements
For the year ended
March 31, 2020

Note 1. Summary of Significant Accounting Policies

Nature of Business
San Blas Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FNRA"), and a member of the Securities Investor Protection Corporation ("SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities. The Company was formed in April 2017 and brokerage activity is transacted on a fully disclosed basis through clearing brokers. The Company is engaged in the purchase and sale of securities for retail customers, proprietary trading for its own account and investment banking.

Revenue Recognition
Significant Judgements. Revenue from contracts with customers includes commissions from retail transactions and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied to a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking. Revenue from underwritings are recognized on the trade date (the date in which Company purchases the securities from the issuer) for the portion the Company is contacted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering.

Brokerage Commission. The Company buys and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Proprietary Trading. The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Cash and Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments

All Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2. Office Lease

In February 2016, the FASB issued ASU 2016-02 Leases — (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $20,239 relating to the short-term office lease for the year ended March 31, 2020. The monthly cost is $2,515.

Note 3. Related Party Transactions

San Blas Securities, Inc. is owned by 100% by IFS Group. Through common ownership and management, the Company is also affiliated with IFS Securities, Inc.

Note 4. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level I) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

San Blas Securities, LLC
Notes to the Finanical Statements
For the year ended
March 31, 2020

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Hierarchy
For the Fiscal Year ending 3/31/2020
Fair Value Measurement at Reporting Date

	Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets as of March 31, 2020 securities owned	$ -	$ 801,055	$ -

Note 5. Notes Receivable/Payable

Notes Receivable. As of March 31, 2020, the Company had notes receivable from two registered representatives totaling $85.000. These notes have clauses that may allow them to be forgiven based upon the representative's specific performance of certain actions.

Note Payable. Payable to clearing broker of $207,198 represents amounts owed to the clearing broker for the cost of securities owned and held at the clearing broker. The amounts payable are collateralized by securities owned by the Company. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ration of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2020, the Company had a net capital of $838,390 which was $738,390 in excess of required miminum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 15%, which does not exceed the maximum allowable percentage of 1500%

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Note 7. Contingencies and Commitments

The company is the subject of two claims by individuals that were not registered with San Blas but former registered representatives of a related party contending that a commission is due to them. The Company plans to vigorously defend its position that a commission is not due to them. As it is early in the process is not possible to predict the outcome or predict potential loss, if any, regarding either claim.

There is currently an arbitration concerning the purchase of a bond that was transacted with the same related party for which the claimant had to pay more than they agreed to pay. The company plans to vigorously defend the claim made against it. As it is early in the process is not possible to predict the outcome or predict potential loss, if any.

Note 8. Subsequent Events

The Company has evaluated subsequent events through July 15, 2020, the date the financial statements were available to be issued and not subsequent events were identified to be recorded.

San Blas Securities, LLC
Schedule I
Computation of Net Capital

Under SEC Rule 15c3- I and Reconciliation of Net Capital Pursuant to SEC 17a-5(d)(4)
For the year ended
March 31, 2020

Computation of basic net capital requirements:		
Total members equity qualified for net capital	$	974,938
Deductions:		
Non-Allowable Assets		95,500
Total Non-Allowable Assets		
Net capital before haircuts and securities positions		879,438
Other Deductions:		
Haircuts on securities		41,048
Net Capital per March 31, 2020 audit report, as filed		838,390
Minimum Net Capital Requirements:		
Minimum net capital required		8,398
Minimum dollar net capital requirement of reporting broker-dealer		100,000
Net capital requirement (greater of the above)		100,000
Net Capital in excess of required net capital	$	738,390
Net capital less greater of 10% of aggregate indebtedness or 12% minimum dollar net capital requirement		835,763
Reconciliation of the Company's computation		
(included in Part IIA of Form X-17A-5 as of March 31,2020		
Net capital, as reported in Company's Part IIA FOCUS report	$	833,329
Deductions and/or changes		0
Other additions and/or allowable credits		11,280
Additional haircut on securities		(6,219)
Net capital, per March 31, 2020 audited report	$	838,390

San Blas Securities, LLC
Schedule II
Computation of Aggregate Indebtedness
Under SEC Rule 17a-5
For the year ended
March 31, 2020

Total Aggregate Indebtedness		
Accounts Payable	$	26,275
Credit Cards		11,726
Commissions Payable		87,906
Aggregate Indebtedness		125,907
Ratio of aggregate indebtedness to net capital		15%

San Blas Securities, LLC
Schedule III
Information Related to Exemptive Provision Requirements under SEC Rule 15c3-3 as of March 31, 2020

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule

With respect of the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of San Blas Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) San Blas Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which San Blas Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) San Blas Securities LLC stated that San Blas Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. San Blas Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about San Blas Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

July15, 2020

San Blas Securities, LLC
3424 Peachtree RD NE
Suite 2200
Atlanta GA, 30326
Main phone: (404) 704-0406

San Blas Securities, LLC

San Blas Securities, LLC ("the Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R Section 15c3-3 under the following provisions of C.F.R Section 240.15c3-3 (k)(2)(ii)

and

(2) The Company met and identified exemption provisions in 17 C.F.F.R. Section 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Daniel Padilla, affirm, that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: 5/21/20